

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

David Matthews
Chief Financial Officer
Ardagh Group S.A.
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg

> **Re: Ardagh Group S.A.**
> **Form 20-F for the Year Ended December 31, 2019**
> **Form 6-K furnished July 23, 2020**
> **File No. 001-38032**

Dear Mr. Matthews:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing